C$ unless otherwise stated                                                               TSX/NYSE/PSE: MFC       SEHK: 945

For Immediate Release
August 7, 2014

Manulife Financial Corporation increases dividend

TORONTO - Manulife Financial Corporation’s Board of Directors today announced an increase of 19% or 2.5 cents per share to its quarterly shareholders’ dividend resulting in a dividend of 15.5 cents per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 19, 2014 to shareholders of record at the close of business on August 19, 2014.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2014 to shareholders of record at the close of business on August 19, 2014.

• Class A Shares Series 1 - $0.25625 per share
• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 1 - $0.35 per share
• Class 1 Shares Series 3 - $0.2625 per share
• Class 1 Shares Series 5 - $0.275 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share

In respect of the Company’s September 19, 2014 common share dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two (2%) per cent discount from the market price, as determined pursuant to the applicable plan.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637.3 billion (US$596.9 billion) as at June 30, 2014. Our group of companies operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Anique Asher Manulife 416-852-9580 anique_asher@manulife.com

  Manulife.com